SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR’S GUIDANCE LARGELY UNCHANGED AT AGM

5 Million €5 Seats on Sale for October/November

Ryanair, Europe’s largest low fares airline today (Thursday, 18th September 2008) held its AGM in Dublin to update shareholders on trading, the difficult economic environment and recent airline industry developments in Europe.

Commenting on its outlook for the current year to 31st March 2009, Ryanair reiterated that it expected to carry just over 58 million passengers. The Company did not significantly alter its full year guidance which has improved from the previous “breakeven to minus €60m” to a current “breakeven” based on Q.4 oil remaining at $100 per barrel (down from $130 p. bl) this Winter. Ryanair welcomed the recent fall in oil prices. It has hedged most of its Q.3 requirements at $124 per barrel, but remains unhedged for Q.4. Whilst Ryanair expects to pay less for oil in Q.4, these savings may well be eaten up by lower yields this Winter, as the UK, Irish and European economies go into recession and consumer confidence plummets.

Ryanair will respond to these negative trends by lowering fares this Winter, and underlined its intent by releasing 5 million seats this morning for travel in October, and the first two weeks of November for just €5 one way (incl. taxes and charges). Ryanair remains the only European airline to guarantee the lowest fares on every route and no fuel surcharges as well.

Ryanair expects more airline bankruptcies in the coming weeks following the recent closures of Zoom, Futura, XL Airways and the bankruptcy of Alitalia. Ryanair believes that many unviable loss making European airlines will cease trading this Winter because of unsustainable losses and insufficient cash reserves. Ryanair recommends that any passengers making bookings this Winter, should book with Ryanair, which has over €2 billion in cash. Ryanair called on Europe’s high fare airlines including BA, Air France, Lufthansa and Aer Lingus to reduce their unjustified fuel surcharges to reflect the recent 38% drop in oil prices.

Speaking at today’s AGM, Ryanair’s CEO, Michael O’Leary said:

“While the recent fall in oil prices is welcome, it won’t have much impact on our full year results because we have already hedged Q.3 at $124 per barrel and any Q.4 fuel savings may be absorbed by lower fares and yields as we stimulate growth in a recession this Winter. We believe there will be further airline bankruptcies in Europe over the coming weeks, as more of Europe’s non-viable, loss making airlines run out of cash or their credit facilities are withdrawn.

“The extraordinary pace of European airline consolidation will also continue. There is no doubt that most of Europe’s flag carrier airlines will merge into three large high fare groupings led by BA, Air France and Lufthansa this Winter. By contrast Ryanair will continue to compete with (and beat) these mega carriers by offering lower fares, consumer choice and better punctuality. We expect that the European Commission will rubber-stamp approval of these mergers, which will help Ryanair’s appeal against the EU’s prohibition of our 2006 much smaller merger with Aer Lingus. Aer Lingus (which is again losing money) is far too small to survive as an independent regional airline, and we believe its future can best be secured as part of one strong Irish airline group (where it would continue to be separately branded and managed), rather than being a tiny subsidiary of a high fare airline grouping controlled from London, Paris or Frankfurt.

“We regret Aer Lingus’s continuing failure to take Ryanair’s advice to lower its fares, fuel surcharges or costs. Having wasted over €24m of shareholders funds rejecting an offer of €2.80 per share, Aer Lingus is now forecasting substantial losses both in 2008 and 2009. Its Belfast base with an average load factor of less than 50% has been a financial failure. We don’t believe that a Board which has almost trebled its Directors fees from €17,500 p.a. to €45,000 p.a. can credibly deliver the “fundamental changes in the operating cost base” which are so badly needed. Perhaps they should start by cutting these fat cat fees? Aer Lingus’s future and the security of employment of its people depends on lowering air fares and scrapping unjustified fuel surcharges, whereas in the last two years Aer Lingus has increased both.

“Ryanair supports the UK Competition Commission’s recent report which called for the break up of the BAA airport monopoly which has damaged competition and consumer interests in the UK. We call on the Irish Government to break up the equally damaging DAA airport monopoly which continues to develop facilities which users don’t want, and continues to impose monopoly prices increases, way above the rate of inflation, while Ireland’s useless Aviation Regulator stands idly by. We call again for the dismissal of Ireland’s Aviation Regulator who has failed to protect the interests of users at Dublin Airport, who did nothing while Dublin’s ATC system collapsed for 5 weeks earlier this Summer, and who has presided over a growing number of bankruptcies of tour operator and airlines which his office licenced as financially fit to operate. Ireland’s Aviation Regulator has been a dismal failure, and this useless quango should be closed immediately.

“Ryanair’s campaign against illegal screen-scraper/ticket-tout websites (who are unlawfully accessing Ryanair.com’s website and are mis-selling Ryanair’s fares to consumers with hidden 200% and 300% mark-ups) continues. We note the failure of the European Commission, or the consumer protection agencies of Ireland, the UK or Europe to take any action to prevent consumers being ripped off with these hidden mark-ups. Ryanair is continuing, to secure injunctions in Ireland, the UK, Spain and Germany against these mis-selling ticket-touts and cancel screen-scraper bookings which have been made in breach of Ryanair’s terms and conditions.

“Ryanair continues to grow strongly, with last month’s traffic up 19% on August 2007. We expect that our continuous stream of seat sales and price promotions which includes this morning’s release of 5 million, €5 seats for travel in October and the first two weeks of November, will continue to stimulate air travel, to take market share from competitors and offer Europe’s consumers a real choice of low fares and on-time flights, when increasingly their only alternative is high fare, fuel surcharging, regularly delayed flag carrier services. While Ryanair’s refusal to impose fuel surcharges will mean that our profitability declines steeply in the current fiscal year, our cost reduction programme and significantly lower oil prices (if they persist at under $100 p.bl) should lead to a return to substantial profitability in the next fiscal year (ended March 2010)”.

Ends.                            Thursday, 18th September 2008

For reference:              Daniel De Carvalho                         Pauline McAlester
                                      Ryanair Ltd                                      Murray Consultants
                                      Tel: +353-1-8121212                        Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  18 September, 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director